June 30, 2010

Jiangbo Pharmaceuticals, Inc.
25 Haihe Road
Laiyang Economic Development Zone
Laiyang City, Yantai, Shandong Province, PRC 265200

Attn: Board of Directors of Jiangbo Pharmaceuticals, Inc.

Re: Resignation from Director Position of Jiangbo Pharmaceuticals, Inc.

To the Board of Directors of Jiangbo Pharmaceuticals, Inc.:

I, Xu Haibo, hereby resign as a member of the Board of Directors of Jiangbo Pharmaceuticals Inc. (the "Company"), effectively July 1, 2010. Please be advised that my resignation from such officer position of the Company is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices. Although I will no longer have any official position with the Company, please also be assured that I continue to assist the Company and its management as necessary to maximize the Company's future growth and shareholder value.

Very truly yours,

Xu Haibo